Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 12, 2022

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2022 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Moderate Buffer ETF – January (the “Fund”), a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Fund with the Staff on November 29, 2022. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please revise the first sentence of the section entitled “Investment Objective” as follows:

“The investment objective of the FT Cboe Vest U.S. Equity Moderate Buffer ETF – January (the “Fund”) is to seek to provide investors with returns (before fees and expenses) that match the price return of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”), up to a predetermined upside cap of ____% while providing a buffer (before fees and expenses) against the first 15% of Underlying ETF losses, over the period from January __, 2023 through January __, 2024.”

Response to Comment 1

The prospectus has been revised in accordance with this comment.

Comment 2 – Principal Investment Strategies

The Staff notes the following:

“While the cap and buffer reference the price performance of the Underlying ETF throughout the complete term of the Target Outcome Period, the Fund expects its net asset value (“NAV”) to experience substantially the same price movement, as a percentage gain or loss throughout the complete term of the Target Outcome Period. However, during the Target Outcome Period, the Fund’s NAV may not move to the same extent as the price of the Underlying ETF.”

The Staff notes that the Fund revised this disclosure in response to Comment 5 of the Previous Correspondence Letter. In the Staff’s opinion, “substantially the same price movement” means the same as “same general price movement” (which was the original disclosure that the Staff commented on in Comment 5 of the Previous Correspondence Letter). If the change is meant to convey that the Fund’s NAV movement is directionally the same but not to the same extent, please rephrase the sentence to state that more clearly.

Response to Comment 2

In response to the Staff’s comments, the referenced disclosure has been revised as follows:

“While the cap and buffer provide the intended outcomes only for investors that hold their shares throughout the complete term of the Target Outcome Period, an investor can expect his or shares to generally move in the same direction as the Underlying ETF during the Target Outcome Period. However, during the Target Outcome Period, an investor’s shares may not experience price movement to the same extent as the the price movement of the Underlying ETF.”

Comment 3 – Additional Information on the Fund’s Investment Objectives and Strategies

The Staff notes the following:

“The out-of-the-money written call options are intended to provide premiums to the Fund that will offset the cost of the purchased FLEX Options and also limit the Fund’s returns to the cap.”

If accurate, please replace “purchased FLEX Options” with “in-the-money purchased call options.”

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Statement of Additional Information

Regarding your response to Comment 18 of the Previous Correspondence Letter, we note that Chapter 182 of the Massachusetts General Laws does not address the fiduciary duties of trustees of a Massachusetts business trust. We understand that in the absence of statutory guidance Massachusetts courts often look to Massachusetts corporate law. The provision could be read to negate the application of fiduciary duty standards under Massachusetts corporate law to the Trust. We reiterate our comment.

Response to Comment 4

Fund management notes the Staff’s comment in the Previous Correspondence Letter and continues to believe that the current disclosure is appropriate.

Comment 5 – Federal Tax Matters

The Staff notes the following statement:

“In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund.”

Please delete this statement as the Fund’s disclosure needs to be accurate and this disclaimer calls that into question.

Response to Comment 5

The statement of additional information has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Eric F. Fess
Eric F. Fess